

January 16, 2012

Via E-mail
James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

> **Re: DNA Precious Metals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File: 333-178624**

Dear Mr. Chandik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Company Website

1. We note that your website or press release refers to or uses the terms "measured," "indicated," or "inferred," resources. In addition we note that you have included a website disclaimer with cautionary language associated with the mineral terms used on your website that are not recognized by the Securities and Exchange Commission. Please ensure this website disclaimer refers investors to the correct filing with the Securities and Exchange Commission.

2. Please tell us if you are obligated to file your National Instrument 43-101 report on the

Sedar website.

Registration Cover Page

3. We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us as appropriate.

Cover page

4. Please revise your cover page to address whether there is any market for the company's securities.

5. Revise to highlight your cross reference to the Risk Factors section in the second paragraph.

6. Please clarify whether the company has any arrangements or plans to use underwriters or brokers/dealers to offer the securities. We note your risk factor disclosure that the common stock is being offered by the company's officers and directors and there is no agreement with any underwriter or broker-dealer. Revise the table on the cover page and indicate in a footnote that the company may use an underwriter or broker-dealer.

7. Revise to indicate the date the company's offering will end.

Prospectus Summary

Our Business, page 5

8. Please revise to indicate the amount of consideration paid for the ten mining claims. We note that the company issued 5 million shares for the property. Also address whether there is any affiliation between 9215-8062 Quebec Inc and the company or its officers and directors.

9. We note your statement that your objective is to bring your property into production and that you believe the recuperation of costs will be significantly less than traditional mining operations. In this regard, please clarify throughout your filing if your objective is to mine tailings or to mine other mineralized materials.

10. We note your statement that you intend to apply for permitting and begin construction of the mill. In an appropriate section of your filing, please provide a short summary of the permits and/or operational plans required to perform exploration, mining and processing activities on your property. Include information regarding the status and timeframe of obtaining any such permits in your response.

Management, page 5

11. Please provide the basis for the statement that your "management team has over 65 years of business and mining experience." We note the information provided under "Background of officers and directors" on page 40.

Our Funding requirements, page 6

12. Please reconcile your disclosure in the third paragraph of this section that you have a "working capital deficit" with the disclosure in the last paragraph on page 8 that you have a "working capital surplus."

Risk Factors, page 8

13. Please delete the sentence in the introductory paragraph, "[a]dditional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations." All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Cautionary Statement Regarding Forward-Looking Statements, page 19

14. We note your reference to the Private Securities Litigation Reform Act of 1995 in the first paragraph of this section. Please be advised that Section 27A(b)(2)(iv) of the Securities Act expressly states that the safe harbor for forward looking statements does not apply to statements made by companies in connection with an initial public offering. Please revise to either delete your reference to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act that the safe harbor does not apply to your company.

Use of Proceeds, page 20

15. We note your statement that you assume that all securities will be sold through broker dealers so the net proceeds would be $2,700,000. We also note your statement earlier in the document that your common stock is being offered by your officers and directors and no broker dealer has been retained. Please revise throughout your prospectus to clarify whether the company will be using broker dealers. If the company is not using broker dealers then revise your use of proceeds table accordingly.

16. We note your statement that "the foregoing assumes the commencement of mining operations. If we do not commence mining operations, our focus will be construction of a larger mill … and to explore other mining properties." We also note your statement that "the amounts and timing of our actual expenditures will depend on numerous factors. We may find it necessary or advisable to sue portions of the proceeds for other purposes,

and we will have broad discretion in the application of the net proceeds." We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, proved such reservation is due to certain contingencies that are specifically discussed and the alternatives uses are indicated. Please revise your disclosure as appropriate.

Dilution, page 21

17. Please revise to complete the table in this section.

Plan of Distribution, page 22

18. Please revise to clarify, if true, that your officers and directors satisfy the conditions noted in Rule 3a4-1.

Management's Discussion and Analysis of Financial Condition and Plan Of Operation, page 24

Results of Operations for Fiscal Years Ended December 31, 2010 and December 31, 2009..., page 24

19. Please explain the statement "[t]his increase is primarily attributable to the commencement of our mining operations," given that earlier in this section you state "[w]e have not commenced mining operations or generated revenues from our business operations."

Liquidity and Capital Resources, page 25

20. Please revise to briefly describe any external sources of liquidity.

21. Please revise your liquidity discussion to address the material information from your statement of cash flows.

Assets and Liabilities, page 25

22. On page 8 you state that you believe your working capital is sufficient for you to continue operations but will require additional funding to build a mill and commence operations. However on page 25 you state that continued operations will be dependent you're your ability to secure additional equity or debt financing. Please revise to clarify your liquidity position, whether or not you have sufficient liquidity and capital resources to fund your working capital needs and operating activities for the next twelve months and how this offering would impact your liquidity needs.

Business, page 25

Property Description and Location page 29

23. Please disclose any annual fees or royalties associated with you mineral claims pursuant to paragraph (b)(2) of Industry Guide 7.

24. Pursuant to section (b)(5)(3) of Industry Guide 7, only proven and probable reserves may be disclosed in filings with the Securities and Exchange Commission. Please remove all current and historical estimates of mineral quantities from your disclosure until you have a proven or probable reserve.

Geology page 33

25. We note your reference to a massive sulphide ore body in this section of your filing. The guidance in paragraph (a)(1) of Industry Guide 7 equates the terms ore and reserves. Any utilization of the terms ore, ore grade and ore body are regarded as commensurate with references to proven or probable reserves. Please remove such terms from all disclosures which pertain to properties on which you have not established proven or probable reserves.

Mill Construction, page 39

26. We note your statement that the recovery of metals looks to be possible at a fairly low cost. Considering the preliminary nature of your metallurgical testing, please tell us how you have made this determination. Please modify your disclosure accordingly.

27. Please expand upon the discussion of the recovery of mica. Provide the basis for the statement that "the value of this mineral could be quite high and possibly generating a fair portion of the operating costs with a minimal investment."

Management, page 39

Background of officers and directors, page 40

28. Please disclose the principal business of each of the employers identified in each of the biographies. See Item 401(e) or Regulation S-K.

Executive Compensation, page 41

29. Revise to update your Summary Compensation Table through the year ended December 31, 2011.

 Principal Shareholders, page 43

30. Please disclose the address for each beneficial owner listed in the table. The company's address is generally only appropriate for officers and directors of the company.

Financial Statements, page F-1

31. Please revise the headings to your financial statements to consistently identify your company as either an exploration stage company or a development stage company.

Report of Independent Registered Public Accounting Firm, page F-2

32. We note that your audit report does not reference your Consolidated Statements of Operations and Comprehensive Loss as presented on page F-4. Please amend to include an audit report that identifies all financial statements audited.

Note 3 – Stockholder's Equity (Deficit), page F-15

33. We note your recent issuances of stock during 2010 and 2011 that ranged from $0.003 per share to $0.50 per shares. With respect to your current IPO price and common stock valuation for each issuance during 2010 and 2011, please revise to include all disclosures required by paragraphs 179-182 of the AICPA Practice Aid "*Valuation of Privately-Held Company Equity Securities Issued as Compensation.*"

Interim Consolidated Financial Statements, F2-1

Note 1- Organization and Basis of Presentation, page F2-7

34. Please provide an affirmative statement, if true, that your unaudited interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make these interim financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Part II

Exhibits

Exhibits and Financial Statement Schedules, page II-2

35. If required by Item 601(b)(21) of Regulation S-K, please file as an exhibit to your registration statement a list of your subsidiaries together with the information required by that Item. Please also file as exhibits to your registration statement your current debt agreements or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

36. Please request your independent registered public accountant to revise the written consent as necessary to include an acknowledgment regarding your reference to the independent accountant as an expert in accounting and auditing on page 46 of the Form S-1.

Signatures

37. Your principal executive officer needs to sign in that capacity in the second signature section on the signature page. Refer to the signature page of Form S-1 and the related instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper at (202) 551-3329 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.